May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment

Management, LLC was approved as follows:

Votes for 					Votes against		Abstentions
10,817,522 				1,112,113 			511,968

All tabulations rounded to the nearest whole number.





October 22, 2007 meeting
A special meeting of shareholders of the fund was held on October
22, 2007.
At that meeting, a proposal to merge the fund into Putnam Managed
Municipal Income Trust was adjourned to a later date.